Mail Stop 4561

                                                      October 13,
2005

Kevin Rich
c/o DB Commodity Services LLC
60 Wall Street
New York, New York  10005

Re:	DB Commodity Index Tracking Fund
      DB Commodity Index Tracking Master Fund
      Amendment No. 3 to Registration Statement on Form S-1
      Filed September 13, 2005
      File No. 333-125325

Dear Mr. Rich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure of your redemption procedures. More specifically, we note that on any business day an Authorized Participant may place an order with the Distributor to redeem one or more baskets. Please tell us the process by which Authorized Participants may create baskets for redemption. In particular, please advise us whether Authorized participants will solicit shares from individual shareholders to create baskets for redemption.

Prospectus Cover Page

2. We note your additional disclosure regarding sales by Authorized
Participants to new investors. Please expand this disclosure to address the manner in which these sales will be priced. Provide similar clarification on page 1 of the prospectus summary and in the
Plan of Distribution section. Also, please revise the pricing table to indicate, if true, that the net asset value price per share will apply only to sales made to the Authorized Participants.

Investment Objective, page 3

3. Please tell us the basis for your expectation that costs and ongoing expenses of the Fund will be lower than the costs and expenses associated with other currently available collective investments linked to commodity performance.

Reports to Shareholders, page 51
4. Please specifically identify the reports that will be provided to shareholders, including those reports required by the Securities and
Exchange Commission`s rules and regulation. Please include similar disclosure on page 75, "Recent Financial Information and Annual Reports."

Material U.S. Federal Income Tax Considerations, page 60

5. We note your response to prior comment 14. Please tell us why counsel cannot provide a qualified opinion with respect to the Fund`s status as a grantor trust. Considering that the Fund intends to take the position that it is a grantor trust, this appears to be material to investors. In addition, please revise the disclosure to discuss the reasons for uncertainty regarding the Fund`s status as a grantor trust.

Plan of Distribution, page 72

6. Please disclose that the difference between the price paid by Authorized Participants acting as underwriters and the price paid by investors to such Authorized Participants will be deemed underwriting compensation.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Michael J. Schmidtberger

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Kevin Rich
DB Commodity Index Tracking Fund
October 13, 2005
Page 3